

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

Via Facsimile: (650) 378-1399
Daniel Correa
Chief Executive Officer
Inca Global, Inc.
2421 Fenton St.
Chula Vista, CA 91914

      Re: Inca Global, Inc.
            Form 8-K
            Filed March 22, 2011, as amended June 10, 2011 and July 5, 2011
            File No. 000-54061

Dear Mr. Correa:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director